

TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001   Tel. 212-697-8540   Fax. 212-573-6805

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officers and Directors
of Fordham Financial Management, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Fordham Financial Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fordham Financial Management Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) Fordham Financial Management, Inc. stated that Fordham Financial Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Fordham Financial Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fordham Financial Management Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Tarlow & Co., C.P.A.'s

New York, New York
February 26, 2016